Contact

www.linkedin.com/in/
cynthiawoodcbe (LinkedIn)

Top Skills

Customer Service
Brand Development
Social Media Marketing

Certifications

Certified Blockchain Expert

Cynthia Wood, CBE

Chief Operating Officer at Bee
Metro Jacksonville

Experience

Bee App
COO & Co- Founder
April 2018 - Present (6 years 3 months)

Parker Hulsey
Founder I CEO
December 2011 - 2018 (7 years)

Harden
Licensed Broker I Account Manager
2008 - 2011 (3 years)
Account Manager

Interline Brands
Import Sourcing Coordinator
2006 - 2008 (2 years)

Education

University of North Florida
· (2004 - 2006)

The Bolles School
· (2000 - 2004)